EXHIBIT 1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF FLORIDA

CASE NO. 16-60661-CIV-DIMITROULEAS

PRASANT SHAH, Individually and on Behalf
of All Others Similarly Situated,

Plaintiffs,

vs.

DS HEALTHCARE GROUP, INC., DANIEL
KHESIN, RENEE BARCH-NILES, DIANNE
ROSENFELD, KARL SWEIS, and MICHAEL
POPE,

Defendant.

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ORDER GRANTING MOTION TO TERMINATE

THIS CAUSE is before the Court upon DS Healthcare Group, Inc.’s Verified Emergency Motion for Temporary Restraining Order and Preliminary Injunction (the “TRO Motion”) [DE 7] and the Motion to Terminate Fox Rothschild and to Strike Verified Emergency Motion for Temporary Restraining Order and Preliminary Injunction [DE 18] (the “Motion to Terminate” and collectively, the “Motions”). The Court held an evidentiary hearing on the Motion to Terminate on April 13, 2016. The Court has carefully considered the Motions and is otherwise fully advised in the premises.

This action was filed on March 29, 2016, by Plaintiff, Prasant Shah, on behalf of himself and all others similarly situated. [DE 1]. Plaintiff asserts claims for violation of Section 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”). Defendants are:  (1)

DS Healthcare Group, Inc. (“DS Healthcare”); (2) Daniel Khesin; (3) Renee Barch-Niles; (4) Dianne Rosenfeld; (5) Karl Sweis; and (6) Michael Pope. DS Healthcare, which deals in pharmaceutical development and commercialization of personal care products, is a publicly traded company with corporate headquarters in Pompano Beach, Florida. [DE 1 ¶¶ 7, 8]. Khesin was the Chairman of the Board of Directors and President of DS Healthcare from its inception until March 17, 2016. [¶ 8]. On that day, all other members of the Board terminated Khesin as President and removed him from the Board for cause. [¶ 8]. Khesin had also originally served as DS Healthcare’s CEO; he was replaced by Defendant Renee Barch-Niles as CEO on October 26, 2015. [¶¶ 8-9]. The thrust of Plaintiff’s Complaint is that the Defendants made materially false and misleading statements in 2015 through DS Healthcare press releases and publicly filed SEC documents. [¶¶ 18-22]. The statements allegedly improperly recognized certain revenues, were not in accordance with United States Generally Accepted Accounting Principles (“GAAP”), and failed to disclose that Khesin violated his fiduciary duty to DS Healthcare and shareholders. [¶ 22]. On March 23, 2016, DS Healthcare filed a Form 8-K stating that the relevant financial statements would be adjusted and amendments would be filed, and announcing the termination of Mr. Khesin for cause, based on evidence that Khesin violated his fiduciary duty to DS Healthcare and its subsidiaries. [¶ 23].

On April 5, 2016, the law firm Fox Rothschild LLP (“Fox Rothschild”) submitted the TRO Motion on behalf of DS Healthcare. [DE 7].1 The TRO Motion avers that Khesin has improperly seized control of DS Healthcare following his termination. The TRO Motion states that Khesin’s actions include taking physical control of the Pompano Beach headquarters on March 31, 2016, locking senior management (including CEO Barch-Niles) out, shutting down

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1 The TRO Motion was originally filed as [DE 6], and was re-filed with the Certification for Emergency Attached as [DE 7].

access to DS Healthcare information systems, publishing false statements regarding his actions, and unlawfully seeking to replace the Board of Directors and Senior Management. On April 11, 2016, the law firm Coffey Burlington, P.L. filed the Motion to Terminate on behalf of DS Healthcare. The Motion to Terminate states that Fox Rothschild improperly filed the TRO Motion without authorization and against the wishes of the majority of DS Healthcare’s shareholders and of the person in actual control, Khesin. On April 12, 2016, Fox Rothschild, LLP filed DS Healthcare Group, Inc.’s Cross-Claim Against Defendant/Cross-Defendant Daniel Khesin. [DE 22].

The Motion to Terminate explains that Khesin’s actions and continuing control of DS Healthcare are based on his valid accumulation of 56.5% of DS Healthcare’s voting shares. The record reflects that Khesin holds about 20% of the outstanding voting shares of DS Healthcare Group, Inc. The balance of the 56.5% was obtained through a number of Voting Agreements, transferring voting control to Khesin for a period of 3-6 months, entered into on or around March 29, 2016. Khesin has subsequently produced declarations from substantially all of the shareholders who are parties to the Voting Agreements. Those declarations state that the shareholders entered into the Voting Agreements cognizant of the internal investigation directed toward Khesin and the termination of Khesin, and in order to allow Khesin to replace the Board of Directors and reassert control of DS Healthcare. On March 29, 2016, Khesin filed with the SEC a Schedule 13D reflecting his 56.5% voting interest in DS Healthcare. On March 31, 2016, Khesin, through counsel, notified the Board of Directors, including Michael Pope, Dianne Rosenfeld, and Karl Sweis, of his majority control of DS Healthcare and of their termination. Khesin also issued a press release announcing that a new Board of Directors would be appointed. On April 2, 2016, Khesin terminated Fox Rothschild’s representation of DS Healthcare “in connection with any matters that do not pertain to the internal investigation.” [DE 18-8].

In the Response to the Motion to Terminate (the “Response”), two main arguments are advanced. First, that at least some of the shares that Khesin purportedly acquired voting control over were never properly issued pursuant to DS Healthcare’s By-Laws. The Response refers to documentary and testimonial evidence to be provided to the Court. The Court rejects this argument, finding that a sufficient evidentiary basis for it has not been established. As noted at the hearing, shares that were purchased on the open market would presumably not require Board issuance pursuant to the By-Laws. Moreover, at least one shareholder who is a party to a Voting Agreement and whose shares were questioned by Fox Rothschild, Gregory D. Ross, testified to the origin and issuance of his shares.

Second, the Response to the Motion to Terminate argues that Khesin violated Section 14(f) of the Williams Act, 15 U.S.C. §§ 78n(a)(2)(f), which provides that:

If, pursuant to any arrangement or understanding with the person or persons acquiring securities in a transaction subject to subsection (d) of this section or subsection (d) of section 78m of this title, any persons are to be elected or designated as directors of the issuer, otherwise than at a meeting of security holders, and the persons so elected or designated will constitute a majority of the directors of the issuer, then, prior to the time any such person takes office as a director, and in accordance with rules and regulations prescribed by the Commission, the issuer shall file with the Commission, and transmit to all holders of record of securities of the issuer who would be entitled to vote at a meeting for election of directors, information substantially equivalent to the information which would be required by subsection (a) or (c) of this section to be transmitted if such person or persons were nominees for election as directors at a meeting of such security holders.

15 U.S.C.§ 78n.

The Response argues that Khesin violated this provision because there was no shareholder meeting, nor did Khesin file with the SEC his intention to assert majority control to change the Board. On April 4, 2016, DS Healthcare filed a Schedule 14A proxy statement, disclosing that Khesin was soliciting proxies for the expressed purpose of replacing the Board of Directors and management. The Motion to Terminate argues that any proxy solicitation violation is cured as of April 15, 2016, ten days after the Schedule 14A filing. In light of the declarations submitted with the Voting Agreements, and the lack of any specific evidence of active shareholder opposition to Khesin’s accumulation of shares and stated purpose, the Court finds that the late filing of the Schedule 14A proxy statement did not invalidate Khesin’s acquisition and exercise of majority voting power.2 See Cook United, Inc. v. Stockholders Protective Comm. of Cook United, Inc., No. 79 CIV. 2189 (JMC), 1979 WL 1209, at *5 (S.D.N.Y. May 21, 1979) (finding no prejudice arising from technical infirmities in proxy statements and explaining that “the purpose of the proxy laws is to permit the free exercise of the voting rights of stockholders by ensuring that proxies will be solicited with explanation to the stockholder of the real nature of the questions for which the authority to cast his vote is sought”). Khesin has established that his endeavor to control DS Healthcare and gut its Board of Directors has the support of a majority of voting shares.

The parties dispute whether Khesin’s termination was in accordance with his Employment Agreement, DS Healthcare’s By-Laws, or otherwise appropriate and lawful. Either way, it is disappointing that Khesin resorted to self-help rather than to legal channels to challenge his allegedly wrongful termination. The result has been uncertainty for both DS Healthcare and its shareholders. Even so, the Court cannot say that Khesin’s actions following his termination were unlawful.

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2 Even if the Court were to invalidate Khesin’s prior exercise of control on behalf of DS Healthcare, it would find that he now has the ability to take such action as his technical violations have been cured by the April 4, 2016, proxy statement.

Accordingly, it is ORDERED AND ADJUDGED as follows:

1.

The Motion to Terminate Fox Rothschild and to Strike Verified Emergency Motion for Temporary Restraining Order and Preliminary Injunction [DE 18] is GRANTED; and

2.

DS Healthcare Group, Inc.’s Verified Emergency Motion for Temporary Restraining Order and Preliminary Injunction [DE 6] and [DE 7] is STRIKEN.

DONE AND ORDERED in Chambers at Fort Lauderdale, Broward County, Florida, this 15th day of April 2016.

Copies furnished to:

Counsel of record

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